Filed by ProxyMed, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: PlanVista Corporation
Commission File No: 001-13772

This filing relates to a planned merger (the “Merger”) between ProxyMed, Inc. and PlanVista Corporation pursuant to the terms of an Agreement and Plan of Merger, dated as of December 5, 2003 (the “Merger Agreement”). ProxyMed and PlanVista issued a joint press release on February 24, 2004, certain portions of which relate to the Merger. The text of the press release follows.

FOR IMMEDIATE RELEASE

Contacts:
ProxyMed, Inc.	PlanVista Corporation
Gregg Eisenhauer	Bennett Marks
Chief Financial Officer	Chief Financial Officer
770-806-4780	813-353-2340
geisenhauer@proxymed.com	bmarks@planvista.com

PROXYMED AND PLANVISTA ANNOUNCE FIRST NETWORK ACCESS
AGREEMENT FROM JOINT MARKETING PARTNERSHIP

Great-West Healthcare, an Existing PayerServ Client, Chooses PlanVista’s
Core Cost Containment Product — An Integrated Claims Repricing Solution

      Fort Lauderdale, Florida and Tampa, Florida (Business Wire) — February 24, 2004 — ProxyMed, Inc. (Nasdaq: PILL), the nation’s second largest physician-based transaction processing company, and PlanVista Corporation (OTC: PVST), a leading medical cost management firm, are pleased to announce that they have entered into a second agreement with Great-West Healthcare(a) (a division of Great-West Life & Annuity Insurance Company). Under the new agreement, PlanVista will be providing network access and claims repricing services for specified Great-West Healthcare members commencing April 1, 2004. Under the first Great-West Healthcare agreement, which was announced in December 2003, PlanVista provides claims repricing and related PayerServ services for specified clients of Great-West Healthcare’s proprietary PPO network. The parties expect that the combined agreements will generate significant annualized revenues for PlanVista. The term of the new agreement is three years, subject to standard renewal and termination rights.

      Great-West Healthcare was the first health plan to sign a contract after the newly formed joint marketing agreement between ProxyMed and PlanVista. Pursuant to the first agreement, Great-West Healthcare is now able to outsource facility and physician claims repricing for their entire proprietary PPO, the Great-West Healthcare Network, and benefit from the establishment of electronic links to select business partners through which repriced claims are forwarded for adjudication. This new agreement allows Great-West Healthcare members to access PlanVista’s network of physicians and medical care facilities resulting in claim administration efficiencies and electronic repricing.

      “We are extremely pleased to announce this expanded business service,” said Jeff Markle, President and COO of PlanVista. “Our selection as a Great-West Healthcare preferred vendor is a significant achievement for our Company. We see this as an opportunity to leverage PlanVista’s strengths in network development, claims repricing, and electronic connectivity.”

      On December 8, 2003, ProxyMed and PlanVista announced a merger whereby ProxyMed will be acquiring PlanVista in a stock-for-stock transaction. The parties expect to close the transaction during the first week of March 2004. The merger announcement followed six (6) months of intense joint marketing by ProxyMed and PlanVista to ProxyMed’s larger payer customers.

      According to Mike Hoover, ProxyMed’s Chairman and CEO, “We partnered with PlanVista in mid-2003 because we believed PlanVista’s leading edge technology and vast national network would help our large customers significantly reduce their medical claim costs. Our joint marketing efforts to date have been met with highly favorable reception by our large payer customers, and we believe that others will embrace the desirability of our combined product offerings in the near future.”

About ProxyMed — Where Healthcare Connects™
 ProxyMed is the nation’s second largest provider-based electronic healthcare transaction services company. ProxyMed provides connectivity services and related value-added products to physicians, payers, pharmacies, medical laboratories, and other healthcare providers and suppliers. ProxyMed’s services support a broad range of both financial and clinical transactions, and is HIPAA certified through Claredi. To facilitate these services, ProxyMed operates Phoenix™, its secure national electronic information platform, which provides physicians and other primary care providers with direct connectivity to one of the industry’s largest list of payers, the largest list of chain and independent pharmacies and the largest list of clinical laboratories. More information on ProxyMed is available on its home page at http://www.proxymed.com.

About PlanVista
PlanVista provides medical cost containment and business process outsourcing solutions to the medical insurance and managed care industries. PlanVista provides integrated national preferred provider organization network access, electronic claims repricing, and network and data management services to health care payers, such as self-insured employers, medical insurance carriers, third party administrators, health maintenance organizations, and other entities that pay claims on behalf of health plans. PlanVista also provides network and data management services to health care providers, such as individual providers and provider networks. More information on PlanVista is available on its home page at http://www.planvista.com.

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(a) Great-West Healthcare refers to the products and services provided by Great-West Life & Annuity Insurance Company and its subsidiaries (Alta Health & Life Insurance Company and Great-West Healthcare HMO/HCSC companies). It also refers to New England Life Insurance Company’s and Metropolitan Life Insurance Company’s group business currently administered by Great-West. Great-West Life & Annuity Insurance Company is not licensed to do business in New York. Products are sold in New York by its subsidiary First Great-West Life & Annuity Insurance Company, Albany, N.Y.

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Forward-Looking Statements

ProxyMed and PlanVista caution that forward-looking statements contained in this document are based on current plans and expectations, and that a number of factors could cause the actual results to differ materially from the guidance given at this time. Some of these factors are described in the Safe Harbor statement below.

Except for the historical information contained herein, the matters discussed in this document may constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. These statements include those concerning the length of the arrangement with Great-West Healthcare, the amount of future revenues to be generated from the arrangement with Great-West Healthcare and the consummation of the announced merger and, if consummated, its potential benefits and effects, including but not limited to any expectations as to profitability of the combined company. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “potential,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions. While these statements reflect our current judgment, they are subject to risks and uncertainties. Actual results may differ significantly from projected results due to a number of factors, including, the soundness of our business strategies relative to the perceived market opportunities; whether the Great-West Healthcare arrangement is terminated early, ProxyMed’s ability to consummate the proposed merger with PlanVista and related transactions, ProxyMed’s ability to integrate the operations of PlanVista and MedUnite into its existing operations, the ability to identify suitable future acquisition candidates; the ability to successfully integrate any future acquisitions; ProxyMed’s ability to successfully develop, market, sell, cross-sell, install and upgrade its clinical and financial transaction services and applications to current and new physicians, payers, medical laboratories and pharmacies; the ability to compete effectively on price and support services; ProxyMed’s assessment of the healthcare industry’s need, desire and ability to become technology efficient; and ProxyMed’s ability and that of its business associates to comply with various government rules regarding healthcare and patient privacy. For further cautions about the risks of investing in ProxyMed or PlanVista, we refer you to the documents each company files from time to time with the Securities and Exchange Commission, particularly each company’s Form 10-K for the year ended December 31, 2002, and ProxyMed’s registration statement relating to the acquisition of PlanVista.

In this regard, investors are cautioned that the acquisition may not be consummated on the terms proposed or at all, and, if consummated, the combined companies will be subject to numerous risks and uncertainties, including, but not limited to, the risks inherent in acquisitions of technologies and businesses, including the integration of separate workforces, the timing and successful completion of technology and product development through production readiness, integration of such technologies and businesses into the combined company, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, and other factors.

Neither ProxyMed nor PlanVista assume any obligation to update information contained in this document, including for example guidance regarding future performance, which represents the companies’ expectations only as of the date of this release and should not be viewed as a statement about the companies’ expectations after such date. Although this release may remain available on each company’s website or elsewhere, its continued availability does not indicate that the companies are reaffirming or confirming any of the information contained herein.

Additional Information And Where To Find It

ProxyMed has filed a registration statement on Form S-4 (File No. 333-111024) in connection with the transaction, and ProxyMed and PlanVista have mailed a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of ProxyMed are urged to read the joint proxy statement/prospectus because it contains important information about ProxyMed, PlanVista and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from ProxyMed.

ProxyMed and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of ProxyMed and PlanVista in favor of the transaction. Information regarding the interests of ProxyMed’s officers and directors in the transaction is included in the joint proxy statement/prospectus.

PlanVista and its executive officers and directors also may be deemed to be participants in the solicitation of proxies from the stockholders of ProxyMed and PlanVista in favor of the transaction. Information regarding the interests of PlanVista’s officers and directors in the transaction is included in the joint proxy statement/prospectus.

In addition to the registration statement on Form S-4 be filed by ProxyMed in connection with the transaction, and the joint proxy statement/prospectus mailed to the stockholders of ProxyMed and PlanVista in connection with the transaction, each of ProxyMed and PlanVista file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by ProxyMed and PlanVista with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from ProxyMed at their website www.proxymed.com or PlanVista at their website at www.planvista.com.